
April 5, 2023

Craig F. Courtemanche, Jr.
President and CEO
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

> **Re: Procore Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-40396**

Dear Craig F. Courtemanche, Jr.:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Factors Affecting Our Performance, page 42

1. You state that acquiring new customers and retaining and expanding existing customers' use of your platform is a factor affecting your performance. We note you have provided measures to support new customers (i.e., customer account) and customer retention (i.e., gross retention rate). Please tell us what measure you use to monitor expansion of existing customers and specifically address your consideration to include a quantified discussion of retention rate. In this regard, we note you provided such measure in your recent initial public offering as well as in your 2022 Investor Day presentation.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021, page 48

2.   You state that the increase in revenue during fiscal 2022 was primarily due to expansion within your existing customers and revenue from new customers added during the year. Please revise to provide the percentage of dollar amount of the revenue increase attributable to each of new and existing customers. Also, refrain from using terms such as "primarily" in lieu of providing a more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin Singer